04045010

THE NORTH WEST COMPANY

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 2 0 2004
WASH. D.C. 185

September 13, 2004

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

Dear Sir or Madam:

NORTH WEST COMPANY FUND REPORTS SECOND QUARTER RESULTS
EXEMPTION NUMBER 82-34737

Attached please find the following documents, which have been filed on System for Electronic Document Analysis and Retrieval (SEDAR).

1. Certification of Interim Filings During Transition Period – President & CEO
2. Certification of Interim Filings During Transition Period – CFO
3. Second Quarter Interim Financial Statements
4. Interim MD&A
5. News Release
6. Disclosure of Auditors Review in Accordance with National Instrument 52-102.

If you require further information, please feel free to contact me. Thanks.

Yours sincerely

PROCESSED
SEP 23 2004
THOMSON FINANCIAL

dw 9/23

L Peever

Linda Peever
Asst. Corporate Secretary
North West Company Fund
77 Main Street
Winnipeg MB R3C 2R1

Direct Line: (204) 934-1504
Direct Fax: (204) 934-1455
Email Address: lpeever@northwest.ca

www.northwest.ca

Northern

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, EDWARD S. KENNEDY, President & Chief Executive Officer, of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of North West Company Fund (the issuer) for the interim period ending July 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: September 9, 2004

"Edward S. Kennedy"

Edward S. Kennedy
President & Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, LÉO P. CHARRIÈRE, Executive Vice President, Chief Financial Officer & Secretary of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of North West Company Fund (the issuer) for the interim period ending July 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: September 9, 2004

"Léo P. Charrière"

Léo P. Charrière
Executive Vice President,
Chief Financial Officer & Secretary

EXEMPTION NUMBER 82-34737

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	July 31 2004	July 26 2003 (Restated Note 1)	January 31 2004 (Restated Note 1)
ASSETS			
Current assets			
Cash	**$ 14,609**	$ 8,953	$ 16,627
Accounts receivable	**54,155**	58,546	59,414
Inventories	**119,765**	131,088	116,114
Prepaid expenses	**5,135**	4,049	3,083
Future income taxes	**2,009**	3,632	2,429
Total Current Assets	**195,673**	206,268	197,667
Property and equipment	**190,447**	183,885	192,395
Other assets	**11,408**	12,174	12,153
Future income taxes	**8,782**	10,596	8,222
Total Assets	**$ 406,310**	$ 412,923	$ 410,437
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	**$ 30,306**	$ 30,250	$ 30,313
Accounts payable and accrued	**46,644**	51,100	50,306
Income taxes payable	**1,791**	1,210	1,881
Current portion of long-term debt	**636**	1,793	640
Total Current Liabilities	**79,377**	84,353	83,140
Long-term debt	**96,158**	100,395	96,949
Other liabilities	**1,072**	1,039	1,033
Total Liabilities	176,607	185,787	181,122
EQUITY			
Capital	**165,205**	165,205	165,205
Unit purchase loan plan (Note 2)	**(4,403)**	(3,423)	(3,650)
Retained earnings	**63,731**	60,057	62,536
Cumulative currency translation adjustments	**5,170**	5,297	5,224
Total Equity	**229,703**	227,136	229,315
Total Liabilities	**$ 406,310**	$ 412,923	$ 410,437

See accompanying notes to unaudited interim period consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	13 Weeks Ended July 31 2004	13 Weeks Ended July 26 2003 (Restated Note 1)	26 Weeks Ended July 31 2004	26 Weeks Ended July 26 2003 (Restated Note 1)
SALES	**$ 197,483**	$ 192,376	**$ 381,848**	$ 371,772
Cost of sales, selling and administrative expenses	**(178,190)**	(174,392)	**(347,921)**	(340,554)
Net earnings before amortization, interest and income taxes	**19,293**	17,984	**33,927**	31,218
Amortization	**(5,938)**	(5,588)	**(11,902)**	(11,205)
	13,355	12,396	**22,025**	20,013
Interest	**(1,417)**	(1,507)	**(3,019)**	(3,170)
	11,938	10,889	**19,006**	16,843
Provision for income taxes (Note 3)	**(2,618)**	(1,964)	**(3,298)**	(2,375)
NET EARNINGS FOR THE PERIOD	**9,320**	8,925	**15,708**	14,468
Retained earnings, beginning of period				
as previously reported	**61,667**	57,421	**62,823**	52,165
Accounting Change (Note 1)	**-**	-	**(287)**	(287)
as restated	**70,987**	66,346	**78,244**	66,346
Distributions	**(7,256)**	(6,289)	**(14,513)**	(6,289)
RETAINED EARNINGS, END OF PERIOD	**$ 63,731**	$ 60,057	**$ 63,731**	$ 60,057
NET EARNINGS PER UNIT				
Basic	**$ 0.59**	$ 0.56	**$ 0.99**	$ 0.91
Diluted	**$ 0.58**	$ 0.55	**$ 0.98**	$ 0.90
Weighted Average Number of Units Outstanding (000's)				
Basic	**15,899**	15,941	**15,908**	15,943
Diluted	**16,126**	16,126	**16,126**	16,126

See accompanying notes to unaudited interim period consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	13 Weeks Ended July 31 2004	13 Weeks Ended July 26 2003 (Restated Note 1)	26 Weeks Ended July 31 2004	26 Weeks Ended July 26 2003 (Restated Note 1)
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	$ 9,320	$ 8,925	$ 15,708	$ 14,468
Non-cash items				
Amortization	5,938	5,588	11,902	11,205
Future income taxes	115	359	(151)	(224)
Amortization of deferred financing costs	62	46	93	93
(Gain)loss on disposal of property and equipment	(51)	(171)	9	(171)
Cash flow from operations	15,384	14,747	27,561	25,371
Change in other non-cash items	124	(1,143)	(3,695)	(6,235)
Operating activities	15,508	13,604	23,866	19,136
Investing Activities				
Purchase of property and equipment	(4,949)	(6,966)	(10,687)	(10,195)
Proceeds from disposal of property and equipment	369	195	438	195
Investing activities	(4,580)	(6,771)	(10,249)	(10,000)
Financing Activities				
Change in bank advances and short-term notes	(4,657)	(2,510)	(3)	2,335
Net purchase of units for unit purchase loan plan	55	38	(753)	(57)
Repayment of long-term debt	(155)	(163)	(366)	(334)
Distributions	(7,256)	(6,289)	(14,513)	(12,578)
Financing activities	(12,013)	(8,924)	(15,635)	(10,634)
NET CHANGE IN CASH	(1,085)	(2,091)	(2,018)	(1,498)
Cash, beginning of period	15,694	11,044	16,627	10,451
CASH, END OF PERIOD	$ 14,609	$ 8,953	$ 14,609	$ 8,953
Supplemental disclosure of cash paid for:				
Interest expense	$ 2,675	$ 2,836	$ 2,936	$ 3,284
Income taxes	2,311	1,836	3,609	2,536

See accompanying notes to unaudited interim period consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

These interim financial statements follow the same accounting policies and their methods of application as the 2003 annual financial statements, except as described below. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2003 Annual Report.

Effective February 1, 2004, the Company implemented the following new accounting standards issued by the Canadian Institute of Chartered Accountants:

Hedging Relationships

Accounting Guideline 13 "Hedging Relationships" (AcG 13), addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The adoption of AcG 13 had no impact on the Company's financial position or results of operations.

Asset Retirement Obligations

Section 3110, "Asset Retirement Obligations" (CICA 3110), provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

Accordingly, the Company has recognized a discounted liability associated with obligations arising from the operation of gasoline dispensing units and specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. This standard was implemented retroactively with restatement of the prior year's consolidated financial statements. The cumulative effect of implementation was a decrease to opening retained earnings for 2003 of $287,000 (net of future income taxes recoverable of $166,000), an increase in fixed assets of $590,000 and an increase in other liabilities of $1,039,000. The impact on net earnings for each of 2003 and 2004 was not material.

2. Unit Purchase Loan Plan

Loans issued to officers to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 227,269 units of the Company with a quoted value at July 31, 2004 of $5,365,821. Loans receivable at July 31, 2004 of $4,403,311 are recorded as a reduction of equity. The loans have a term of five years. The maximum value of the loans under the plan will not exceed $7,500,000.

3. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company has been recorded in these financial statements as a future income tax asset.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

4. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for defined benefit and defined contribution pension plans for the thirteen weeks ended July 31, 2004 is $458,000 (2003 - $416,000) and for the twenty six weeks ended July 31, 2004 $916,000 (2003 - $832,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the thirteen weeks ended July 31, 2004 of US$35,000 (2003 - US$42,000) and for the twenty six weeks ended July 31, 2004 US$74,000 (2003 - US$76,000).

5. Segmented Information ($ in thousands)

The Company operates predominantly within the retail industry in northern Canada and Alaska. The following information is presented for the two business segments:

	13 Weeks Ended July 31 2004	13 Weeks Ended July 26 2003	**26 Weeks Ended July 31 2004**	26 Weeks Ended July 26 2003
Sales				
Canada	**$ 153,887**	$ 149,882	**$ 300,786**	$ 289,464
Alaska	**43,596**	42,494	**81,062**	82,308
Total	**$ 197,483**	$ 192,376	**$ 381,848**	$ 371,772
Net earnings before amortization, interest and income taxes				
Canada	**$ 14,508**	$ 13,704	**$ 26,765**	$ 25,289
Alaska	**4,785**	4,280	**7,162**	5,929
Total	**$ 19,293**	$ 17,984	**$ 33,927**	$ 31,218
Net earnings before interest and income taxes				
Canada	**$ 9,591**	$ 9,117	**$ 16,885**	$ 16,145
Alaska	**3,764**	3,279	**5,140**	3,868
Total	**$ 13,355**	$ 12,396	**$ 22,025**	$ 20,013
Identifiable Assets				
Canada	**$ 288,806**	$ 287,735	**$ 288,806**	$ 287,735
Alaska	**67,997**	71,839	**67,997**	71,839
Total	**$ 356,803**	$ 359,574	**$ 356,803**	$ 359,574

6. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

2004 SECOND QUARTER REPORT TO UNITHOLDERS

Report to Unitholders

The North West Company Fund reports second quarter earnings to July 31, 2004 of $9.3 million, an increase of 4.4% compared to last year's second quarter earnings of $8.9 million. Diluted earnings per unit improved to $0.58 compared to $0.55.

Sales increased 2.7% to $197.5 million and were up 4.0% excluding the foreign exchange impact of a stronger Canadian dollar compared to the second quarter last year. A focus on margin management was effective, contributing to higher earnings in both Canada and Alaska. Our longer term strategy of building store capability in our northern retail division also contributed to improved operating standards and expense control.

Northern market conditions remained challenging due to factors ranging from heightened competition to unseasonably cold weather. We believe that stronger merchandise programs will improve sales performance in the second half while maintaining margin gains.

On behalf of the Trustees and the Board of Directors:

Ian Sutherland
Chairman

Edward S. Kennedy
President and Chief Executive Officer

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Second quarter consolidated sales increased 2.7% (up 0.9% on a same store basis excluding the foreign exchange impact) to $197.5 million compared to $192.4 million in 2003. Second quarter net earnings increased 4.4% to $9.3 million, compared to $8.9 million in 2003. Diluted earnings were $0.58 per unit compared to $0.55 per unit last year.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 7.3% to $19.3 million compared to $18.0 million in the second quarter last year. Interest expense decreased 6.0% to $1.4 million due to lower short-term interest rates and lower working capital requirements in the quarter compared to last year. Income taxes increased by $654,000 or 33.3% in the quarter versus last year due to the improved profitability of the Alaskan operations.

Year-to-date sales of $381.8 million were up 2.7% (up 1.2% on a same store basis excluding the foreign exchange impact) over last year. Consolidated earnings increased 8.6% to $15.7 million, $0.98 per unit, from $14.5 million, $0.90 per unit on a fully diluted basis, in 2003. Trading profit increased 8.7% to $33.9 million from $31.2 million last year. The stronger Canadian dollar continues to impact our sales and net earnings, but to a lesser amount than last year, as the net earnings contribution from the Alaska operations was negatively impacted by 6.2% year-to-date or $0.01 per unit.

****

Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2003 Annual Report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

CANADIAN OPERATIONS

Canadian sales for the quarter increased 2.7% (-0.3% on a same store basis) to $153.9 million compared to $149.9 million in 2003. Trading profit increased 5.9% to $14.5 million from $13.7 million last year. Increased gross profit dollars were partly offset by higher wages and fuel related expenses in Northern Canada operations.

Canadian food sales increased 5.0% in the second quarter compared to last year. Northern Canada stores (Northern and NorthMart banners) food sales increased 1.7% (1.8% on a same store basis). Sales growth was achieved in all major categories except in grocery non-food, which decreased 1.1%. Deli, bakery and confections had increases of 16.4%, 7.2% and 6.6% respectively. Other strong performers included confections and snack foods.

Canadian general merchandise sales decreased 2.1% in the quarter. General merchandise sales in Northern Canada decreased 8.0% (-7.4% on a same store basis). The largest decreases were in home furnishings, electronics and softlines. Gross profit rates improved contributing to an increase in gross profit dollars, more than offsetting the sales shortfall. Sales were negatively impacted by the unseasonably cooler weather throughout most of our markets.

Canadian gross profit dollar contribution in the quarter increased by 6.2% from last year. The gross profit rate increased by 111 basis points due to a continued focus on lowering food product costs, more productive and balanced general merchandise inventory levels and less price discounting. Food gross profit dollars grew by 5.6% while general merchandise gross profit dollars increased 8.4%.

The Company's Giant Tiger store sales were less than planned in the quarter due to the unseasonable weather negatively impacting general merchandise sales. Sales on a same store basis increased 4.6% from last year because of strong food sales.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased at a strong rate of 5.0% (7.2% on a same store basis) to $32.4 million compared to $30.8 million last year. For the first time in three years, the summer commercial fishing season was healthy, contributing to higher income and spending levels in rural Alaska. This benefited both food and general merchandise sales.

AC's retail stores' food sales increased 7.4% (7.4% on a same store basis). Food market share continues to grow in a number of key markets. Growth was realized in all food categories in the second quarter. More efficient logistics are also providing AC's retail stores with a cost advantage.

General merchandise sales were up 6.2% (6.2% on a same store basis). Most hardline categories increased over last year led by transportation sales and housewares, which increased 32.4% and 11.4% respectively in the second quarter. Softline sales were down by 7.7%.

Sales at Frontier Expeditors (FE), AC's wholesale business, were down 9.7% in the quarter. Weakness in some FE customers' financial situation continued to impact sales.

Gross profit rate was up 60 basis points in the quarter. Operating expenses continue to be tightly managed with improved staff efficiencies offsetting in most part higher insurance and fuel related expenses.

AC's trading profit for the quarter increased 17.1% to $3.6 million compared to $3.0 million last year.

FINANCIAL CONDITION

Financial Ratios

The Fund continues to improve its financial position. The Company's debt-to-equity ratio at the end of the quarter was .55:1 compared to .58:1 last year. At year end the ratio was .56:1. Decreases in accounts receivable and inventories were offset in part by an increase in our cash at store level. The cash increased due to the timing of month end customer cheque-cashing demands compared to the second quarter of 2003. Customer receivable levels were 7.5% below last year due to weaker big-ticket sales and more selective lending to commercial and First Nations accounts. Merchandise inventory levels decreased 8.6% as the timing of purchasing and merchandise flow continued to improve.

Outstanding Units

The weighted average units outstanding for the quarter were 15,899,000 compared to 15,941,000 last year. The decrease is due to the additional units purchased under the Company's Officer Unit Purchase Loan Plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter improved from last year by 14.0% to $15.5 million from $13.6 million. Higher earnings and lower working capital requirements accounted for this improvement. Cash flow from operations in 2004 is expected to fund all distributions and capital expenditures for the year.

Cash flow used in investing activities was lower than last year's second quarter as costs associated with the development and rollout of the new in-store system in our northern stores winds down. For the year, capital expenditures are expected to be $26.0 million versus $33.0 million in 2003.

Cash flow used for financing activities in the quarter increased to $12.0 million from $8.9 million due to the reduction of $4.7 million in our bank advances and an increase in the quarterly distribution rate from $0.39 to $0.45 per unit.

OTHER HIGHLIGHTS

- Another Giant Tiger was opened in Winnipeg, Manitoba on August 14. There are now nine Giant Tiger stores operating in western Canada.
- The in-store information system (ISS) rollout continues with 38 stores converted to the ISS system in the quarter bringing total installs to 100 stores. The conversion program will be completed in 2004.

OUTLOOK

Sales in northern Canada are expected to strengthen modestly as new general merchandise programs begin to reverse sales decreases experienced in the first half of this year. Sales growth in Alaska remained strong in the second quarter because of stronger commercial fishing. We believe Alaska sales growth will continue to be positive but general merchandise sales in the third quarter may be negatively impacted due to an expected decrease in the Alaska Permanent Fund Dividend to be distributed in October.

Giant Tiger comparable store sales did not increase at the rate expected in the second quarter due to unseasonably cold temperatures impacting general merchandise sales. We believe that comparable store sales will return to high single digit levels for the remainder of the year if more seasonal weather returns. A tenth Giant Tiger store is planned to open on October 30th in Saskatoon, Saskatchewan.

Merchandise margins and expense rates should continue to improve due to investments and innovations in training, technology and new work processes.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period, except the fourth quarter of 2003, which represents a 14-week period.

Operating Results-Consolidated

($ in thousands)	Second Quarter		First Quarter		Fourth Quarter		Third Quarter	
	2004	2003	2004	2003	2003	2002	2003	2002
Sales	$197,483	$192,376	$184,365	$179,396	$216,950	$205,102	$193,998	$185,811
Trading profit	19,293	17,984	14,634	13,234	21,022	20,365	20,586	17,954
Net earnings	9,320	8,925	6,388	5,543	10,614	10,155	10,648	8,904
Net earnings per unit-basic	0.59	0.56	0.40	0.35	0.66	0.63	0.67	0.56
Net earnings per unit-diluted	0.58	0.55	0.40	0.35	0.66	0.63	0.66	0.55

Sales growth reflects an increase in the number of Giant Tiger stores, AC's market share gains and continuing growth of food sales in our northern Canada stores. Sales growth was negatively impacted by the strengthening Canadian dollar and the weakness in general merchandise sales in northern Canada.

ACCOUNTING STANDARDS IMPLEMENTED IN 2004

Effective February 1, 2004, the Company implemented the following accounting standards issued by the Canadian Institute of Chartered Accountants:

Hedging Relationships

Accounting Guideline 13, "Hedging Relationships" (AcG 13), addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The adoption of AcG 13 had no impact on the Company's financial position or results of operations.

Asset Retirement Obligations

Section 3110, "Asset Retirement Obligations" (CICA 3110), provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

Accordingly, the Company has recognized a discounted liability associated with obligations arising from the operation of gasoline dispensing units and specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. This standard was implemented retroactively with restatement of the prior year's consolidated financial statements. The cumulative effect of implementation was a decrease to opening retained earnings for 2003 of $0.3 million (net of future income taxes recoverable of $0.1 million), an increase in fixed assets of $0.6 million and an increase in other liabilities of $1.0 million. The impact on net earnings for each of 2003 and 2004 was not material.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.45 per unit to unitholders of record on September 30, 2004, distributable by October 15, 2004. Distributions are expected to be $0.45 per quarter in 2004, subject to a quarterly review and approval by the Trustees of North West Company Fund and the Board of The North West Company Inc.

NON-GAAP MEASURES

(1) Trading Profit (EBITDA) is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to amortization, interest expense and income taxes. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of net earnings, the closest comparable GAAP measure, to trading profit or EBITDA for consolidated operations is provided below.

Reconciliation of net earnings to trading profit:

	Second Quarter		Year to Date	
($ in thousands)	2004	2003	2004	2003
Net earnings	$ 9,320	$ 8,925	$ 15,708	$ 14,468
Add: Amortization	5,938	5,588	11,902	11,205
Interest expense	1,417	1,507	3,019	3,170
Income taxes	2,618	1,964	3,298	2,375
Trading profit	$ 19,293	$ 17,984	$ 33,927	$ 31,218

For trading profit information by business segment, see note 5 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

"NORTH WEST COMPANY FUND REPORTS SECOND QUARTER EARNINGS AND DECLARES A DISTRIBUTION"

Winnipeg, September 9, 2004: North West Company Fund (the "Fund") today reported 2004 second quarter earnings for the period ended July 31, 2004 and declared a quarterly cash distribution of $0.45 per unit to unitholders of record on September 30, 2004, distributable by October 15, 2004.

Report to Unitholders

The North West Company Fund reports second quarter earnings to July 31, 2004 of $9.3 million, an increase of 4.4% compared to last year's second quarter earnings of $8.9 million. Diluted earnings per unit improved to $0.58 compared to $0.55.

Sales increased 2.7% to $197.5 million and were up 4.0% excluding the foreign exchange impact of a stronger Canadian dollar compared to the second quarter last year. A focus on margin management was effective, contributing to higher earnings in both Canada and Alaska. Our longer term strategy of building store capability in our northern retail division also contributed to improved operating standards and expense control.

Northern market conditions remained challenging due to factors ranging from heightened competition to unseasonably cold weather. We believe that stronger merchandise programs will improve sales performance in the second half while maintaining margin gains.

"This was an acceptable quarter for North West. We captured more market share in Alaska and our Northern Canada division was up over 10% at the bottom line despite poor weather in most markets," said Edward Kennedy, President and CEO of North West. "Our Giant Tiger stores were hampered by the lack of summer but they still produced a 4.6% comparable stores' sales increase, led by strong food growth."

****

Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2003 Annual Report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by

such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Second quarter consolidated sales increased 2.7% (up 0.9% on a same store basis excluding the foreign exchange impact) to $197.5 million compared to $192.4 million in 2003. Second quarter net earnings increased 4.4% to $9.3 million, compared to $8.9 million in 2003. Diluted earnings were $0.58 per unit compared to $0.55 per unit last year.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 7.3% to $19.3 million compared to $18.0 million in the second quarter last year. Interest expense decreased 6.0% to $1.4 million due to lower short-term interest rates and lower working capital requirements in the quarter compared to last year. Income taxes increased by $654,000 or 33.3% in the quarter versus last year due to the improved profitability of the Alaskan operations.

Year-to-date sales of $381.8 million were up 2.7% (up 1.2% on a same store basis excluding the foreign exchange impact) over last year. Consolidated earnings increased 8.6% to $15.7 million, $0.98 per unit, from $14.5 million, $0.90 per unit on a fully diluted basis, in 2003. Trading profit increased 8.7% to $33.9 million from $31.2 million last year. The stronger Canadian dollar continues to impact our sales and net earnings, but to a lesser amount than last year, as the net earnings contribution from the Alaska operations was negatively impacted by 6.2% year-to-date or $0.01 per unit.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 2.7% (-0.3% on a same store basis) to $153.9 million compared to $149.9 million in 2003. Trading profit increased 5.9% to $14.5 million from $13.7 million last year. Increased gross profit dollars were partly offset by higher wages and fuel related expenses in Northern Canada operations.

Canadian food sales increased 5.0% in the second quarter compared to last year. Northern Canada stores (Northern and NorthMart banners) food sales increased 1.7% (1.8% on a same store basis). Sales growth was achieved in all major categories except in grocery non-food, which decreased 1.1%. Deli, bakery and confections had increases of 16.4%, 7.2% and 6.6% respectively. Other strong performers included confections and snack foods.

Canadian general merchandise sales decreased 2.1% in the quarter. General merchandise sales in Northern Canada decreased 8.0% (-7.4% on a same store basis). The largest decreases were in home furnishings, electronics and softlines. Gross profit rates improved contributing to an increase in gross profit dollars, more than offsetting the sales shortfall. Sales were negatively impacted by the unseasonably cooler weather throughout most of our markets.

Canadian gross profit dollar contribution in the quarter increased by 6.2% from last year. The gross profit rate increased by 111 basis points due to a continued focus on lowering food product costs, more productive and balanced general merchandise inventory levels and less price discounting. Food gross profit dollars grew by 5.6% while general merchandise gross profit dollars increased 8.4%.

---

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

The Company's Giant Tiger store sales were less than planned in the quarter due to the unseasonable weather negatively impacting general merchandise sales. Sales on a same store basis increased 4.6% from last year because of strong food sales.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased at a strong rate of 5.0% (7.2% on a same store basis) to $32.4 million compared to $30.8 million last year. For the first time in three years, the summer commercial fishing season was healthy, contributing to higher income and spending levels in rural Alaska. This benefited both food and general merchandise sales.

AC's retail stores' food sales increased 7.4% (7.4% on a same store basis). Food market share continues to grow in a number of key markets. Growth was realized in all food categories in the second quarter. More efficient logistics are also providing AC's retail stores with a cost advantage.

General merchandise sales were up 6.2% (6.2% on a same store basis). Most hardline categories increased over last year led by transportation sales and housewares, which increased 32.4% and 11.4% respectively in the second quarter. Softline sales were down by 7.7%.

Sales at Frontier Expeditors (FE), AC's wholesale business, were down 9.7% in the quarter. Weakness in some FE customers' financial situation continued to impact sales.

Gross profit rate was up 60 basis points in the quarter. Operating expenses continue to be tightly managed with improved staff efficiencies offsetting in most part higher insurance and fuel related expenses.

AC's trading profit for the quarter increased 17.1% to $3.6 million compared to $3.0 million last year.

FINANCIAL CONDITION

Financial Ratios
The Fund continues to improve its financial position. The Company's debt-to-equity ratio at the end of the quarter was .55:1 compared to .58:1 last year. At year end the ratio was .56:1. Decreases in accounts receivable and inventories were offset in part by an increase in our cash at store level. The cash increased due to the timing of month end customer cheque-cashing demands compared to the second quarter of 2003. Customer receivable levels were 7.5% below last year due to weaker big-ticket sales and more selective lending to commercial and First Nations accounts. Merchandise inventory levels decreased 8.6% as the timing of purchasing and merchandise flow continued to improve.

Outstanding Units
The weighted average units outstanding for the quarter were 15,899,000 compared to 15,941,000 last year. The decrease is due to the additional units purchased under the Company's Officer Unit Purchase Loan Plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter improved from last year by 14.0% to $15.5 million from $13.6 million. Higher earnings and lower working capital requirements accounted for this improvement. Cash flow from operations in 2004 is expected to fund all distributions and capital expenditures for the year.

Cash flow used in investing activities was lower than last year's second quarter as costs associated with the development and rollout of the new in-store system in our northern stores winds down. For the year, capital expenditures are expected to be $26.0 million versus $33.0 million in 2003.

Cash flow used for financing activities in the quarter increased to $12.0 million from $8.9 million due to the reduction of $4.7 million in our bank advances and an increase in the quarterly distribution rate from $0.39 to $0.45 per unit.

OTHER HIGHLIGHTS

- Another Giant Tiger was opened in Winnipeg, Manitoba on August 14. There are now nine Giant Tiger stores operating in western Canada.
- The in-store information system (ISS) rollout continues with 38 stores converted to the ISS system in the quarter bringing total installs to 100 stores. The conversion program will be completed in 2004.

OUTLOOK

Sales in northern Canada are expected to strengthen modestly as new general merchandise programs begin to reverse sales decreases experienced in the first half of this year. Sales growth in Alaska remained strong in the second quarter because of stronger commercial fishing. We believe Alaska sales growth will continue to be positive but general merchandise sales in the third quarter may be negatively impacted due to an expected decrease in the Alaska Permanent Fund Dividend to be distributed in October.

Giant Tiger comparable store sales did not increase at the rate expected in the second quarter due to unseasonably cold temperatures impacting general merchandise sales. We believe that comparable store sales will return to high single digit levels for the remainder of the year if more seasonal weather returns. A tenth Giant Tiger store is planned to open on October 30th in Saskatoon, Saskatchewan.

Merchandise margins and expense rates should continue to improve due to investments and innovations in training, technology and new work processes.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period, except the fourth quarter of 2003, which represents a 14-week period.

Operating Results-Consolidated

($ in thousands)	Second Quarter		First Quarter		Fourth Quarter		Third Quarter	
	2004	2003	2004	2003	2003	2002	2003	2002
Sales	$197,483	$192,376	$184,365	$179,396	$216,950	$205,102	$193,998	$185,811
Trading profit	19,293	17,984	14,634	13,234	21,022	20,365	20,586	17,954
Net earnings	9,320	8,925	6,388	5,543	10,614	10,155	10,648	8,904
Net earnings per unit-basic	0.59	0.56	0.40	0.35	0.66	0.63	0.67	0.56
Net earnings per unit-diluted	0.58	0.55	0.40	0.35	0.66	0.63	0.66	0.55

Sales growth reflects an increase in the number of Giant Tiger stores, AC's market share gains and continuing growth of food sales in our northern Canada stores. Sales growth was negatively impacted by the strengthening Canadian dollar and the weakness in general merchandise sales in northern Canada.

ACCOUNTING STANDARDS IMPLEMENTED IN 2004

Effective February 1, 2004, the Company implemented the following accounting standards issued by the Canadian Institute of Chartered Accountants:

Hedging Relationships

Accounting Guideline 13, "Hedging Relationships" (AcG 13), addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The adoption of AcG 13 had no impact on the Company's financial position or results of operations.

Asset Retirement Obligations

Section 3110, "Asset Retirement Obligations" (CICA 3110), provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

Accordingly, the Company has recognized a discounted liability associated with obligations arising from the operation of gasoline dispensing units and specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. This standard was implemented retroactively with restatement of the prior year's consolidated financial statements. The cumulative effect of implementation was a decrease to opening retained earnings for 2003 of $0.3 million (net of future income taxes recoverable of $0.1 million), an increase in fixed assets of $0.6 million and an increase in other liabilities of $1.0 million. The impact on net earnings for each of 2003 and 2004 was not material.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.45 per unit to unitholders of record on September 30, 2004, distributable by October 15, 2004. Distributions are expected to be $0.45 per quarter in 2004, subject to a quarterly review and approval by the Trustees of North West Company Fund and the Board of The North West Company Inc.

NON-GAAP MEASURES

(1) Trading Profit (EBITDA) is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss),

trading profit is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to amortization, interest expense and income taxes. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of net earnings, the closest comparable GAAP measure, to trading profit or EBITDA for consolidated operations is provided below.

Reconciliation of net earnings to trading profit:

	Second Quarter		Year to Date	
($ in thousands)	2004	2003	2004	2003
Net earnings	$ 9,320	$ 8,925	$ 15,708	$ 14,468
Add: Amortization	5,938	5,588	11,902	11,205
Interest expense	1,417	1,507	3,019	3,170
Income taxes	2,618	1,964	3,298	2,375
Trading profit	$ 19,293	$ 17,984	$ 33,927	$ 31,218

For trading profit information by business segment, see note 5 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

The North West Company Inc. (NWC) is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 182 stores under a number of trading names, including Northern, NorthMart, Giant Tiger and AC Value Center, and provides catalogue shopping services through its *Selections* catalogue in northern Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

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For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President, CFO and Secretary, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email lcharriere@northwest.ca

or visit on-line at www.northwest.ca

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	July 31 2004	July 26 2003 (Restated Note 1)	January 31 2004 (Restated Note 1)
ASSETS			
Current assets			
Cash	$ 14,609	$ 8,953	$ 16,627
Accounts receivable	54,155	58,546	59,414
Inventories	119,765	131,088	116,114
Prepaid expenses	5,135	4,049	3,083
Future income taxes	2,009	3,632	2,429
Total Current Assets	195,673	206,268	197,667
Property and equipment	190,447	183,885	192,395
Other assets	11,408	12,174	12,153
Future income taxes	8,782	10,596	8,222
Total Assets	$ 406,310	$ 412,923	$ 410,437
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	$ 30,306	$ 30,250	$ 30,313
Accounts payable and accrued	46,644	51,100	50,306
Income taxes payable	1,791	1,210	1,881
Current portion of long-term debt	636	1,793	640
Total Current Liabilities	79,377	84,353	83,140
Long-term debt	96,158	100,395	96,949
Other liabilities	1,072	1,039	1,033
Total Liabilities	176,607	185,787	181,122
EQUITY			
Capital	165,205	165,205	165,205
Unit purchase loan plan (Note 2)	(4,403)	(3,423)	(3,650)
Retained earnings	63,731	60,057	62,536
Cumulative currency translation adjustments	5,170	5,297	5,224
Total Equity	229,703	227,136	229,315
Total Liabilities	$ 406,310	$ 412,923	$ 410,437

See accompanying notes to unaudited interim period consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	**13 Weeks Ended July 31 2004**	13 Weeks Ended July 26 2003 *(Restated Note 1)*	**26 Weeks Ended July 31 2004**	26 Weeks Ended July 26 2003 *(Restated Note 1)*
SALES	**$ 197,483**	$ 192,376	**$ 381,848**	$ 371,772
Cost of sales, selling and administrative expenses	**(178,190)**	(174,392)	**(347,921)**	(340,554)
Net earnings before amortization, interest and income taxes	**19,293**	17,984	**33,927**	31,218
Amortization	**(5,938)**	(5,588)	**(11,902)**	(11,205)
	13,355	12,396	**22,025**	20,013
Interest	**(1,417)**	(1,507)	**(3,019)**	(3,170)
	11,938	10,889	**19,006**	16,843
Provision for income taxes (Note 3)	**(2,618)**	(1,964)	**(3,298)**	(2,375)
NET EARNINGS FOR THE PERIOD	**9,320**	8,925	**15,708**	14,468
Retained earnings, beginning of period				
as previously reported	**61,667**	57,421	**62,823**	52,165
Accounting Change (Note 1)	**-**	-	**(287)**	(287)
as restated	**70,987**	66,346	**78,244**	66,346
Distributions	**(7,256)**	(6,289)	**(14,513)**	(6,289)
RETAINED EARNINGS, END OF PERIOD	**$ 63,731**	$ 60,057	**$ 63,731**	$ 60,057
NET EARNINGS PER UNIT				
Basic	**$ 0.59**	$ 0.56	**$ 0.99**	$ 0.91
Diluted	**$ 0.58**	$ 0.55	**$ 0.98**	$ 0.90
Weighted Average Number of Units Outstanding (000's)				
Basic	**15,899**	15,941	**15,908**	15,943
Diluted	**16,126**	16,126	**16,126**	16,126

See accompanying notes to unaudited interim period consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	13 Weeks Ended July 31 2004	13 Weeks Ended July 26 2003 (Restated Note 1)	26 Weeks Ended July 31 2004	26 Weeks Ended July 26 2003 (Restated Note 1)
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	$ 9,320	$ 8,925	$ 15,708	$ 14,468
Non-cash items				
Amortization	5,938	5,588	11,902	11,205
Future income taxes	115	359	(151)	(224)
Amortization of deferred financing costs	62	46	93	93
(Gain)loss on disposal of property and equipment	(51)	(171)	9	(171)
Cash flow from operations	15,384	14,747	27,561	25,371
Change in other non-cash items	124	(1,143)	(3,695)	(6,235)
Operating activities	15,508	13,604	23,866	19,136
Investing Activities				
Purchase of property and equipment	(4,949)	(6,966)	(10,687)	(10,195)
Proceeds from disposal of property and equipment	369	195	438	195
Investing activities	(4,580)	(6,771)	(10,249)	(10,000)
Financing Activities				
Change in bank advances and short-term notes	(4,657)	(2,510)	(3)	2,335
Net purchase of units for unit purchase loan plan	55	38	(753)	(57)
Repayment of long-term debt	(155)	(163)	(366)	(334)
Distributions	(7,256)	(6,289)	(14,513)	(12,578)
Financing activities	(12,013)	(8,924)	(15,635)	(10,634)
NET CHANGE IN CASH	(1,085)	(2,091)	(2,018)	(1,498)
Cash, beginning of period	15,694	11,044	16,627	10,451
CASH, END OF PERIOD	$ 14,609	$ 8,953	$ 14,609	$ 8,953
Supplemental disclosure of cash paid for:				
Interest expense	$ 2,675	$ 2,836	$ 2,936	$ 3,284
Income taxes	2,311	1,836	3,609	2,536

See accompanying notes to unaudited interim period consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

These interim financial statements follow the same accounting policies and their methods of application as the 2003 annual financial statements, except as described below. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2003 Annual Report.

Effective February 1, 2004, the Company implemented the following new accounting standards issued by the Canadian Institute of Chartered Accountants:

Hedging Relationships

Accounting Guideline 13 "Hedging Relationships" (AcG 13), addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The adoption of AcG 13 had no impact on the Company's financial position or results of operations.

Asset Retirement Obligations

Section 3110, "Asset Retirement Obligations" (CICA 3110), provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

Accordingly, the Company has recognized a discounted liability associated with obligations arising from the operation of gasoline dispensing units and specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. This standard was implemented retroactively with restatement of the prior year's consolidated financial statements. The cumulative effect of implementation was a decrease to opening retained earnings for 2003 of $287,000 (net of future income taxes recoverable of $166,000), an increase in fixed assets of $590,000 and an increase in other liabilities of $1,039,000. The impact on net earnings for each of 2003 and 2004 was not material.

2. Unit Purchase Loan Plan

Loans issued to officers to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 227,269 units of the Company with a quoted value at July 31, 2004 of $5,365,821. Loans receivable at July 31, 2004 of $4,403,311 are recorded as a reduction of equity. The loans have a term of five years. The maximum value of the loans under the plan will not exceed $7,500,000.

3. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company has been recorded in these financial statements as a future income tax asset.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

4. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for defined benefit and defined contribution pension plans for the thirteen weeks ended July 31, 2004 is $458,000 (2003 - $416,000) and for the twenty six weeks ended July 31, 2004 $916,000 (2003 - $832,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the thirteen weeks ended July 31, 2004 of US$35,000 (2003 - US$42,000) and for the twenty six weeks ended July 31, 2004 US$74,000 (2003 - US$76,000).

5. Segmented Information ($ in thousands)

The Company operates predominantly within the retail industry in northern Canada and Alaska. The following information is presented for the two business segments:

	13 Weeks Ended July 31 2004	13 Weeks Ended July 26 2003	**26 Weeks Ended July 31 2004**	26 Weeks Ended July 26 2003
Sales				
Canada	**$ 153,887**	$ 149,882	**$ 300,786**	$ 289,464
Alaska	**43,596**	42,494	**81,062**	82,308
Total	**$ 197,483**	$ 192,376	**$ 381,848**	$ 371,772
Net earnings before amortization, interest and income taxes				
Canada	**$ 14,508**	$ 13,704	**$ 26,765**	$ 25,289
Alaska	**4,785**	4,280	**7,162**	5,929
Total	**$ 19,293**	$ 17,984	**$ 33,927**	$ 31,218
Net earnings before interest and income taxes				
Canada	**$ 9,591**	$ 9,117	**$ 16,885**	$ 16,145
Alaska	**3,764**	3,279	**5,140**	3,868
Total	**$ 13,355**	$ 12,396	**$ 22,025**	$ 20,013
Identifiable Assets				
Canada	**$ 288,806**	$ 287,735	**$ 288,806**	$ 287,735
Alaska	**67,997**	71,839	**67,997**	71,839
Total	**$ 356,803**	$ 359,574	**$ 356,803**	$ 359,574

6. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

EXEMPTION NUMBER 82-34737

NORTH WEST COMPANY FUND

September 9, 2004

DISCLOSURE OF AUDITORS' REVIEW IN ACCORDANCE WITH NATIONAL INSTRUMENT 52-102

The accompanying interim consolidated balance sheets as at July 31, 2004 and July 26, 2003 and the interim consolidated statements of earnings, retained earnings and cash flows for the three-month periods then ended are the responsibility of the Company's management. The comparative interim amounts in these consolidated financial statements (July 26, 2003) have not been reviewed by the independent external auditors of the Fund, PricewaterhouseCoopers LLP.

"Edward S. Kennedy"

Edward S. Kennedy
President and Chief Executive Officer
Winnipeg, Canada

September 9, 2004

"Léo P. Charrière"

Léo P. Charrière
Executive Vice President, Chief Financial Officer
& Secretary
Winnipeg, Canada

September 9, 2004